SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CLASSIC VACATION GROUP, INC.
(Name of Subject Company)

CLASSIC VACATION GROUP, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

37937F106
(CUSIP Number of Class of Securities)

DEBBIE A. LUNDQUIST
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
CLASSIC VACATION GROUP, INC.
ONE NORTH FIRST ST
SAN JOSE, CA 95113
(408) 882-8455
(Name, Address and Telephone Number of
Person Authorized to Receive Notice and Communications
On Behalf of the Person Filing Statement)

WITH A COPY TO:

J. Hovey Kemp
James E. Showen
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5600

[ x ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For immediate release
Contact:	Debbie Lundquist Chief Financial Officer Classic Vacation Group (408) 882-8455	Jerry Daly, Carol McCune (Media) Daly Gray Public Relations (703) 435-6293

Classic Vacation Group Reports Third Quarter Results

Announces Closing on Initial $10 Million Funding, Tender Offer to Commence

     SAN JOSE, Calif., November 7, 2001—Classic Vacation Group, Inc. (AMEX: CLV), one of the largest U.S. providers of customized vacation products, today announced results for the third quarter ended September 30, 2001. In addition, the company announced that it has closed on its previously announced financing and has drawn down $10 million for working capital purposes, and that, as part of the transaction, a tender offer of $0.15 cents per common share is expected to commence by November 13, 2001.

     The company reported a net loss for the third quarter 2001 of $(6.9) million, or $(0.48) per share, compared to a net loss of $(38.1) million, or $(2.64) per share, for the third quarter 2000. Results for the third quarter 2001 include a $7.4 million restructuring and impairment charge, comprised of a $6.3 million impairment charge for goodwill and $1.1 million for previously announced staff reductions and charges for the closing of Classic Custom Vacation’s Chicago reservation center. The prior year’s third quarter results included a $38.4 million restructuring charge for a reorganization of the company, as well as $1.6 million of related non-recurring operating expenses. Excluding all restructuring, impairment and other non-recurring charges the company had third quarter 2001 pre-tax income of $0.5 million, compared to $2.0 million in third quarter 2000 with the decline primarily related to lower revenues.

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Classic Vacation Group Reports

     Net revenues for the 2001 third quarter declined to $30.4 million from $40.6 million in the prior year’s third quarter. The decline was due primarily to the discontinuation of unprofitable product lines as part of the company’s third quarter 2000 restructuring, disruptions in travel following the September 11 terrorist attacks and a general slowdown in the economy.

     Despite the significant decrease in revenues, gross profit margins were 12.0 percent, down only slightly, 20 basis points, from the prior year’s third quarter results. The continued strength in gross profit margins resulted from stringent cost controls enacted after the reorganization in the third quarter 2000 and subsequent controls enacted on an on-going basis.

     “Classic, like virtually everyone else in the travel industry, was severely impacted by the tragic events of September 11,” said Ronald M. Letterman, chief executive officer of Classic Vacation Group. “We moved swiftly to reduce and control costs and have kept our margins well under control.”

     The 2001 third quarter impairment charge for goodwill of $6.3 million was related to the company’s Island Resort Tours and International Travel & Resorts subsidiaries. Following the terrorist attacks of September 11 management re-examined the future expected cash flows of those businesses in accordance with generally accepted accounting principles, which resulted in the write-down.

Cash Infusion/Tender Offer Update

     According to Debbie Lundquist, Classic Vacation Group executive vice president and chief financial officer, Classic executed a definitive agreement with CVG Investment L.L.C., (CVGI) under which CVGI will provide up to $24.25 million of new financing to the company.

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Classic Vacation Group Reports

CVGI is an affiliate of Three Cities Research, Inc. (TCR), a private investment group headquartered in New York, N.Y., and Thayer Equity Investors III, L.P., (Thayer), Classic Vacation Group’s current majority shareholder which controls 67.3% of the outstanding shares of the company.

     Classic has drawn down $10 million of the new financing in the form of $5 million in convertible senior subordinated notes, convertible into Classic Vacation Group common stock at $0.15 per share after March 31, 2002, and $5 million of exchangeable senior subordinated notes that will be exchangeable for convertible senior subordinated notes upon approval by Classic’s shareholders of an increase in Classic’s authorized share capital. Subject to certain terms and conditions, the company has an additional $14.25 million available to borrow.

     As part of the cash infusion transaction, CVGI has committed to launch a tender offer, expected to commence by November 13, 2001, for all of the outstanding common stock of CLV, which CVGI or its affiliates do not already own, at $0.15 per share. The tender offer will remain open until at least December 31, 2001.

     Any time prior to December 31, 2001, the board may accept a better offer and terminate the CVGI agreement. In that case, the only obligation to CVGI will be to repay the amount borrowed and pay CVGI’s out-of-pocket expenses. Thayer, TCR and certain affiliates have agreed that, prior to closing on the tender offer, they will contribute all of their shares, at a valuation of $0.15 per share, for an interest in CVGI. If at least 50% of the CLV shares that CVGI or its affiliates do not already own are tendered, CVGI will be required to merge CLV

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Classic Vacation Group Reports

with a newly formed company in a transaction in which the non-tendering shares will receive $0.15 per share in cash and CLV will become wholly owned by CVGI. CVGI can cause the merger to take place even if less than 50% of the shares are tendered. If the proposed transactions are completed as contemplated, TCR will own 80% of CVGI and Thayer and one of its principals will own the remaining 20%.

     The board of directors does not expect to make any recommendation to Classic Vacation Group’s public shareholders as to whether they should tender their shares in response to the CVGI tender offer.

     If the board of directors terminates the CVGI transaction to accept another offer, which includes the purchase of all of Classic Vacation Group’s outstanding shares at a price higher than CVGI’s tender offer price, TCR, Thayer, CVGI and their affiliates will sell the shares they own in the transaction for the higher price.

     In accepting the cash infusion, the company’s board of directors acted in accordance with the recommendation of a special committee of independent directors formed to evaluate the TCR/Thayer proposal (the “Special Committee”). The Special Committee received financial advice from Dresdner Kleinwort Wasserstein (“DrKW”) regarding the proposal, and DrKW’s engagement will continue throughout the tender offer period for the purpose of seeking alternate transactions, which would be more favorable to CLV and its public shareholders than the CVGI transaction. Classic Vacation Group said that it currently is in discussions with one or more interested parties but will not comment on the likelihood or probability that these talks will be successful.

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Classic Vacation Group Reports

     Classic Vacation Group, formerly Global Vacation Group, is a value-added provider of branded and private label vacation products and services. Classic Vacation Group’s brands include Classic Custom Vacations, which creates customized vacation packages for U.S. travelers; Allied Tours, which creates and coordinates packages and tours for international travel wholesalers selling vacations to North America; Island Resort Tours; Amtrak Vacations and Hyatt Vacations; and International Travel & Resorts.

     This press release may contain forward-looking statements about Classic Vacation Group, Inc., including those statements regarding future operating results and the timing and composition of revenues, among others. Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially, including the following: the ability of Classic Vacation Group to cope with the economic disruption resulting from the terrorist attacks that occurred on September 11, 2001; the ability of the company to continue to comply with the terms and conditions of the cash infusion financing transaction; the ability of the company to successfully implement its operating strategies; the company’s ability to manage its significant leverage; changes in economic cycles; competition from other travel companies; and changes in the laws and government regulations applicable to the company.

     Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in the press release, when and if they become available, because they will contain important information. The tender offer statement will be filed by CVGI with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by CLV with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by CVGI and CLV at the SEC’s web site at www.sec.gov. The tender offer statement and related materials, when and if the tender offer is commenced, may be obtained for free by directing such requests in accordance with instructions that will be set forth therein. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Classic Vacation Group, Attention Corporate Secretary, One North First Street, San Jose, California 95113, Telephone (408) 882-8455 or Fax (408) 882-8450.

CLASSIC VACATION GROUP, INC., AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended

	September 30,		September 30,

	2001	2000	2001	2000

Net revenues	$30,388	$40,620	$84,016	$104,366
Operating expenses	26,731	35,664	74,637	94,939

Gross profit	3,657	4,956	9,379	9,427
General and administrative expenses	1,653	3,198	5,209	8,041
Depreciation and amortization	1,150	1,488	3,521	5,232
Restructuring and impairment charge	7,378	38,382	8,020	38,382

Loss from operations	(6,524)	(38,112)	(7,371)	(42,228)

Other income (expense)
Interest income	376	953	1,248	2,303
Interest expense	(764)	(834)	(2,588)	(3,127)
Other	(10)	—	75	(1)

Total	(398)	119	(1,265)	(825)

Loss before income taxes	(6,922)	(37,993)	(8,636)	(43,053)
Income tax provision	(15)	(60)	(45)	(60)

Net loss	$(6,937)	$(38,053)	$(8,681)	$(43,113)

Basic and diluted net loss per share	$(0.48)	$(2.64)	$(0.60)	$(3.00)

Basic and diluted weighted average shares outstanding	14,393	14,393	14,393	14,393